As filed with the Securities and Exchange Commission on March 24, 2020

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

FS ENERGY AND POWER FUND
(Name of Subject Company (Issuer))

FS ENERGY AND POWER FUND
(Names of filing Persons (Offeror and Issuer))

Common Shares of Beneficial Interest,
Par Value $0.001 per share
(Title of Class of Securities)

30264D 109
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Michael C. Forman
Chief Executive Officer
FS Energy and Power Fund
201 Rouse Boulevard
Philadelphia, PA 19112
(215) 495-1150
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
James A. Lebovitz, Esq.
David J. Harris, Esq.
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104
Tel: (215) 994-4000
Fax: (215) 994-2222

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$60,110,564.94	$7,802.35	*

*	The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $129.80 for each $1,000,000 of the transaction valuation.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,802.35
Form or Registration No.: Schedule TO
Filing Party: FS Energy and Power Fund
Date Filed: February 24, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	Third-party tender offer subject to Rule 14d-1.
	☒	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on February 24, 2020 by FS Energy and Power Fund, a Delaware statutory trust (the “Company”), in connection with the offer by the Company to purchase up to the lesser of (i) 10,929,194 of the Company’s issued and outstanding common shares of beneficial interest, par value $0.001 per share (the “Shares”) (which number represents 2.5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2019), and (ii) the greater of (x) the number of Shares that the Company can repurchase with the aggregate proceeds it has received from the sale of Shares under its distribution reinvestment plan during the twelve-month period ending on the expiration of the Offer (as defined below) (less the amount of any such proceeds used to repurchase Shares on each previous repurchase date for tender offers conducted during such period) and (y) the number of Shares that the Company can repurchase with the proceeds it receives from the sale of Shares under its distribution reinvestment plan during the three-month period ending on the expiration of the Offer. The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated February 24, 2020, and the related Letter of Transmittal (together, the “Offer”) and was scheduled to expire at 4:00 P.M., Eastern Time, on March 31, 2020.

Items 1 through 11.

Items 1 through 11 of the Schedule TO, including to the extent they incorporate by reference information contained in the Offer to Purchase and the Amended and Restated Letter of Transmittal, are hereby amended as follows:

Termination of Tender Offer

On March 23, 2020, the Company announced that its board of trustees (the “Board”) had exercised its discretion to terminate the Offer. Recent market events such as the global outbreak of COVID-19 (more commonly known as the Coronavirus) and the ongoing failure of Saudi Arabia, Russia and other oil producing countries to reach an agreement around crude oil production have impacted the financial markets and significantly disrupted U.S. and global economies, including energy markets. The price of oil has also been severely impacted. Economists and major investment banks have expressed concern that these events could lead to a world-wide economic downturn and its prolonged economic impact is uncertain. In light of such difficult market conditions and in an effort to preserve liquidity in the Company, the Board determined to terminate the Offer.

As a result of this termination, no Shares will be purchased in the Offer and all Shares previously tendered and not withdrawn will be promptly returned to tendering holders.

A copy of the Form 8-K filed by the Company on March 23, 2020 announcing the termination of the Offer is attached hereto as Exhibit 99(a)(1)(F) and is incorporated herein by reference.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

99(a)(1)(F)	Form 8-K filed by the Company on March 23, 2020.

Item 12. Exhibits.

EXHIBIT NUMBER	DESCRIPTION
99(a)(1)(A)*	Offer to Purchase, dated February 24, 2020.
99(a)(1)(B)*	Form of Letter of Transmittal.
99(a)(1)(C)*	Form of Letter to Shareholders, dated February 24, 2020.
99(a)(1)(D)*	Form of Letter to Shareholders, dated February 24, 2020.
99(a)(1)(E)*	Form of Letter to Shareholders, dated February 24, 2020.
99(a)(1)(F)	Form 8-K filed by the Company on March 23, 2020.
*	Previously filed with the Schedule TO.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2020

FS ENERGY AND POWER FUND

By:	/s/ STEPHEN S. SYPHERD
	Name:	Stephen S. Sypherd
	Title:	General Counsel

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